EXHIBIT 21.1

LIST OF SUBSIDIARIES OF INCA Designs, Inc.

1.	International Purchasing Services, NY, Inc.

2.	Accident Prevention Plus, LLC

3.	S2 New York Design Corp. (effect May 21, 2007 as a result of the Security Exchange Agreement entered into on May 21, 2007 discussed above)